SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 4, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

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Press Release of the Company dated September 3, 2003 announcing presentation of data from the Phase III Theratope® Vaccine Clinical Trial at the 26th Annual San Antonio Breast Cancer Symposium in early December 2003	3

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NEWS RELEASE
FOR IMMEDIATE RELEASE

DATA FROM BIOMIRA’S THERATOPE® VACCINE CLINICAL TRIAL TO BE PRESENTED
AT 26th ANNUAL SAN ANTONIO BREAST CANCER SYMPOSIUM

EDMONTON, ALBERTA, Canada — September 03, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today announced that data from the final analysis of its Theratope® Vaccine Phase III clinical trial in metastatic breast cancer will be presented at the 26th Annual San Antonio Breast Cancer Symposium (SABCS) being held at the Henry B. Gonzalez Convention Center in San Antonio, December 3 – 6, 2003. This international symposium is the largest breast cancer medical conference in the world. David W. Miles, MD, BSc, FRCP, Senior Lecturer and Honorary Consultant in Medical Oncology at Guy’s Hospital in London, England and principal clinical investigator in the trial will present the results in an oral presentation. The presentation is scheduled to be during General Session # 5, on Saturday, December 6, 2003, which is planned to be held from 9:30 to 11:30 a.m. Central Time.

Theratope is an investigational therapeutic cancer vaccine designed to stimulate an immune response to the tumour associated STn marker. Over 1,500 patients have been enrolled in clinical trials of the vaccine. Phase I and II clinical trials have tested the vaccine in a number of cancer indications, including breast, ovarian and colorectal cancers. The Phase III trial involved 1,030 women with metastatic breast cancer.

The Company, and its collaborator Merck KGaA of Darmstadt, Germany, announced in June that the Phase III trial of Theratope did not meet the two pre-determined statistical endpoints of time to disease progression and overall survival. However, in one pre-stratified subset of over 300 women on hormonal treatment following chemotherapy, those on the Theratope arm appeared to show a favourable trend to improvement in survival. Further analyses of this subset are continuing and more details will be provided as warranted and at the time of the SABCS, if available.

Dr. Will Steward, Chairman of the Data Safety Monitoring Board (DSMB) that monitored the Phase III trial said, “This study was conducted to the highest possible standards, with no safety concerns, excellent compliance and high quality data. From the DSMB’s perspective, it is a good example of how to run a trial.”

“While we would like to have seen a statistically significant survival effect among all patients on the trial, the apparent trend observed to date in patients on hormonal therapy plus Theratope could be clinically relevant,” said Dr. Miles. “This is a trial which has yielded important clinical information, which will be of interest to the oncology community,” concluded Dr. Miles.

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The Company is performing additional analyses of this important subset from the trial and after rigourous review of the results, plans to have discussions with regulatory authorities. Following the additional data analyses and discussions with the agencies, the Company and its collaboration partner, Merck KGaA, will be in a better position to set strategies for the future development and commercialization of Theratope vaccine. The Company is hopeful that the analyses, when completed in this subset, will lead to findings that have the promise of clinical and scientific merit.

About the San Antonio Breast Cancer Symposium (SABCS)

The SABCS is sponsored by the San Antonio Cancer Institute, a partnership of the Cancer Therapy and Research Center (CTRC) & The University of Texas Health Science Center at San Antonio, a comprehensive cancer center designated by the National Cancer Institute (NCI). The symposium is designed to provide state-of-the-art information on experimental biology, etiology, prevention, diagnosis and therapy of breast cancer and premalignant breast disease. This international medical conference is directed primarily towards academic and private physicians and researchers involved in breast cancer in medical surgical, gynecologic and radiation oncology, as well as other appropriate health care professionals. For more information, visit the symposium website at www.sabcs.org.

The Companies

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck KGaA was founded in 1668 and has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

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Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818	Jane Tulloch Director, Investor Relations 780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials and additional analyses, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: September 4, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance

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